
SS 08/10/06
AB 2/27/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___10/01/04___ AND ENDING___09/30/05___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.J.M. PLANNING CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 Wanaque Avenue
(No. and Street)

Pompton Lakes   New Jersey   07442
(City)   (State)   (Zip Code)

SEC MAIL RECEIVED
JAN 2 7 2006
NASD PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jackie Azcurra   973-831-8020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael W. Holden
(Name = if individual, state last, first, middle name)

1070 Route 9, Suite 209, Fishkill, New York   12524
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____S. Charles Musumeci, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____C.J.M. Planning Corp._____ , as of _____September 30_____ , 20_05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                Signature

                                President
                                Title

Jacqueline Azcurra
Notary Public of NJ
Comm. Exp. 08/02/10

_____ Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL W. HOLDEN, CPA, PC
1070 ROUTE 9 SUITE 209
FISHKILL, NEW YORK 12524

Board of Directors
C.J.M. Planning Corp.
223 Wanaque Avenue
Pompton Lakes, NJ 07442

November 22, 2005

I have audited the accompanying consolidated statement of financial condition of C.J.M.
Planning Corp., as of September 30, 2005, and the related consolidated statements of
income, changes in stockholders' equity, changes in liabilities subordinated to claims of
general creditors, and cash flows for the year ended that you are filing pursuant to rule
17a-5 under the Securities Exchange Act of 1934. These financial statements are the
responsibility of the Company's management. My responsibility is to express an opinion
on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those
standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial
statement presentation. I believe that my audit provides a reasonable basis for my
opinion.

In my opinion, the financial statements referred to above present fairly, in all material
respects, the consolidated financial position of C.J.M. Planning Corp., at September 30,
2005, and the results of their operations and their cash flows for the year then ended in
conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Schedules I & II is presented
for the purposes of additional and analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5 under the Securities
Exchange Act of 1934. Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in our opinion, is fairly stated in
all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

MICHAEL W. HOLDEN, CPA, PC

MICHAEL W. HOLDEN, CPA, PC
1070 ROUTE 9 SUITE 209
FISHKILL, NEW YORK 12524

Board of Directors
C.J.M. Planning Corp.
223 Wanaque Avenue
Pompton Lakes, NJ 07442

November 22, 2005

In planning and performing my audit of the consolidated financial statements and
supplementary schedules of C.J.M. Planning Corp., for the year ended September 30,
2005, I considered its internal control, including control activities for safeguarding
securities, in order to determine my auditing procedures for the purpose of expressing my
opinion on the consolidated financial statements and not to provide assurance on internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
I have made a study of the practices and procedures followed by the Company, including
tests of such practices and procedures that I considered relevant to the objectives stated in
rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net
capital under rule 17a-3(a)(11) and for determining compliance with the exemptive
provisions of rule 15c3-3. Because the Company does not carry securities accounts for
customers or perform custodial functions relating to customer securities, I did not review
the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section
    8 of Federal Reserve Regulation T of the Board of Governors of the Federal
    Reserve System

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of controls, and of the practices and
procedures referred to in the preceding paragraph, and to assess whether those practices
and procedures can be expected to achieve the SEC's above mentioned objectives. Two
of the objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in
conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional
objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I note no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Michael W Holden

MICHAEL W. HOLDEN, CPA, PC

C.J.M. Planning Corp.
Statement of Financial Condition
As of September 30, 2005

Assets

Cash:

Bank of New York·Operating Account	$1,401,318
Commission Account	$4,873

Cash segregated:

K2A Acct for Customer Benefit	$100
Receivable from clearing organization	$211,931

Securities Owned:

Marketable, at market value	$0
Money Market	$0

Furniture,equipment, at cost, less

accumulated depreciation of $27,047	$7,086
Other assets	$0
Total Assets:	$1,625,308

C.J.M. Planning Corp.
Statement of Financial Condition
As of September 30, 2005
(continued)

Liabilities and Stockholders Equity

Liabilities:

Commission payables	$774,640
Accrued expenses	$92,584
Other payables	$13,812
Total Liabilities	$881,036

Stockholder Equity:

Common Stock, $510 par value, authorized 1,000 shares, outstanding 100 shares	$51,000
Additional Paid in Capital	$600,000
Retained earnings	$93,272
Total Stockholder Equity	$744,272
Total Liabilities and Stockholder Equity:	$1,625,308

*The accompanying notes are an
intregal part of these financial statements

C.J.M. Planning Corp.
Statement of Income
For the Year Ended September 30, 2005

Revenues:

Commissions - Investment Co. Shares	$10,538,199
Commissions - Equity Sales	$132,843
Commissions - Annuities	$3,169,326
Commissions - VUL	$18,245
Commissions - REIT	$64,280
Interest and Dividends	$15,976
Commissions - 529 Plans	$178,082
Gain/(Loss) on Equity Account	($33,113)
Other Income	$1,366,943
	$15,450,781

Expenses:

Salaries of Stockholders/Officers	$104,000
Employee compansation and Benefits	$2,115,687
Commissions	$10,708,796
Exchange and clearance fees	$87,343
Utilities	$70,985
Occupancy	$168,200
Other expenses	$1,860,539
	$15,115,550

Net Income(Loss)	$335,231

*The accompanying notes are an
intregal part of these financial statements.

F-3

C.J.M. Planning Corp.
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities:

Net income(loss)		$335,231
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$1,777	
(Increase) decrease in operating assets:		
Net receivable from clearing org.	$76,306	
Increase(decrease) in operating liabilities		
Accounts payable	$82,416	
Other payables	$3,749	
Total adjustments		$164,248
Net cash provided by oper. activities		$499,479

Cash flows from investing activities:

Decrease in market value	$8,070	
Sale of long term investments-Mon/Mkt	$0	
Net cash provided by investing activities		$8,070

Net Increase in Cash	$507,549
Cash at Beginning of the year	$898,742
Cash at the end of year	$1,406,291

*The accompanying notes are an intregal part of these financial statements.

C.J.M. Planning Corp.
Statement of Changes in Stockholders' Equity

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
	Shares	Amount			
Balance at October 1, 2004	100	$51,000	$600,000	($241,959)	$409,041
Net income(loss)				$335,231	$335,231
Balance at September 30, 2005	100	$51,000	$600,000	$93,272	$744,272

*The accompanying notes are an intregal part of these financial statements.

C.J.M. Planning Corp.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended September 30, 2005

Subordinated borrowings at October 1, 2004	$0
Increase:	$0
Decreases:	$0
Subordinated borrowings at September 30, 2005	$0

C.J.M. Planning Corp.
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
For the Year Ended September 30, 2005

Schedule I

Total Stockholder equity from Statmnt. of Financial Cond.	$744,272
Add in Additional Paid in Capital - Allowable	$0
Total Ownership Equity	$744,272
Deduct Non Allowable Assets for Net Capital	($7,086)
Net Capital Before Haircuts on Securities Position	$737,186
Haircuts on Securities(computed where applicable, pursuant to 15C3-1(F))	$0
Net Capital	$737,186

Reconciliation:

Deduction for Non Allowable Assets for Net Capital as per Focus	($7,086)
Actual Deduction	($7,086)
Difference	$0

Actual Net Capital	$737,186
Net Capital per Focus	$737,186
Rounding Adjustment	$0
Difference	$0

As per the reconciliation, there were no material inadequacies found between
the net capital computation reported on the focus report and that reported on the audited statements

*The accompanying notes are an intregal part of these financial statements.

C.J.M. Planning Corp.
Computation for determination of reserve requirements
Pursuant to Rule 15c3-1
For the Year Ended September 30, 2005

Schedule II

Net Capital	$737,186
Minimum Net Capital required (based on aggregate indebtedness)	$58,736
Excess Net Capital	$678,450
Excess Net Capital @ 1000%	$649,082
Total AI Liability from Statement of Financial Condition	$881,036
Ratio of AI/NC	119%

*The accompanying notes are an intregal part of these financial statements.

1) Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), Securities Investors Protection Corp. (SIPC), and the Municipal Securities rule Making Board (MSRB). The Company is a NJ Corporation, and was formed March of 1971.

2) Significant Accounting Policies

Basis of Presentation

The audited financial statements include all of the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, and subscription business.

Securities Transactions

Customer's securities transactions are reported on settlement date basis with related commission income and expenses also reported on settlement date. Marketable Securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transaction occur.

Income Taxes

Federal income taxes are calculated utilizing currently enacted tax laws and rates.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements would be amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as those liquid cash accounts held by a banking institution.

3) Cash and Securities Segregated Under Federal and Other Regulations

Cash of $100 has been segregated in a special reserve bank account for the benefit of customers, under rule 15c3-3 of the Securities and Exchange Commission.

4) Receivable From Clearing Organization

Amounts receivable from clearing organizations as of September 30, 2004 is $211,931 which consists of all of the Company's clearing commission and settlement accounts. The Company clears all of its customer transactions through Pershing/DLJ Securities, on a fully disclosed basis.

5) Liabilities

The Company has no long term liabilities, and its statement reflects only current liabilities of less than 30 days, consisting of accrued liabilities, commissions due registered representatives, and current employee Simple IRA benefits.

6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires a maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had a net capital of $737,186, which was $678,450 in excess of its required net capital of $58,736. The Company's net capital ratio was 119%.